SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On September 10, 2024, InMode Ltd. (the “Company”) announced that Company’s Board of Directors (the “Board”) authorized the repurchase of the Company’s outstanding ordinary shares, par value NIS 0.01 per ordinary share in accordance with the terms of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended, from time to time in the open market, in quantities, at such prices, in such manner and on such terms and conditions as determined to be in the best interests of the Company, as disclosed in the press release. The Board also authorized the engagement of one or more financial institutions as repurchase agents to implement the Repurchase Plan.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

99.1	Press Release dated September 10, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer
September 10, 2024